UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Western Copper and Gold Corporation

(Name of Issuer)

Common Shares, without par value

(Title of class of securities)

95805V108

(CUSIP Number)

Andy Hodges, Company Secretary

Rio Tinto plc

6 St James’s Square

London SW1Y 4AD

United Kingdom

+44 (0) 20 7781 2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copy to:

Scott D. Miller

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

+1 212 558-4000

November 27, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 95805V108	SCHEDULE 13D	Page 2 of 8 pages

1	NAMES OF REPORTING PERSONS Rio Tinto plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,155,507 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,155,507 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,155,507 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.72%* (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

*

This calculation is based on 166,091,245 common shares, without par value (the “Shares”), being the 162,623,037 Shares outstanding as of November 27, 2023, as confirmed in the Subscription Agreement (as defined below) plus the 3,468,208 Shares to be issued to Rio Tinto Canada Inc. (“RTCI”) pursuant to the Subscription Agreement.

CUSIP No.: 95805V108	SCHEDULE 13D	Page 3 of 8 pages

1	NAMES OF REPORTING PERSONS Rio Tinto Canada Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 16,155,507 (see Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 16,155,507 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,155,507 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.72%* (see Item 5)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

This calculation is based on 166,091,245 Shares, being the 162,623,037 Shares outstanding as of November 27, 2023, as confirmed in the Subscription Agreement plus the 3,468,208 Shares to be issued to RTCI pursuant to the Subscription Agreement.

CUSIP No.: 95805V108	SCHEDULE 13D	Page 4 of 8 pages

Item 1. Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) relates to the Statement on Schedule 13D (this “Schedule 13D”) filed on November 23, 2022 by Rio Tinto plc, a public limited company incorporated under the laws of England and Wales (“Rio Tinto”), and Rio Tinto Canada Inc., a corporation incorporated under the laws of Canada (“RTCI” and, together with Rio Tinto, the “Rio Tinto Companies”). Except as otherwise provided herein, each item of the Original Schedule 13D remains unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

On November 27, 2023, RTCI and the Company entered into a Subscription Agreement (the “Subscription Agreement”) pursuant to which, among other things and subject to the terms and conditions thereof, the Company agreed to issue to RTCI in a private placement, and RTCI agreed to purchase from the Company, 3,468,208 Shares at a subscription price of C$1.73 per Share. The aggregate subscription price (the “Subscription Amount”) for the Shares to be issued to RTCI is C$5,999,999.84. RTCI expects to obtain the funds for the Subscription Amount from working capital to be provided by Rio Tinto. A copy of the Subscription Agreement is filed with this Schedule 13D/A as Exhibit E and is incorporated herein by reference.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Item 3 of this Schedule 13D/A is incorporated by reference in its entirety into this Item 4.

In connection with the Subscription Agreement, RTCI and the Company agreed that, at the closing of the acquisition of Shares under the Subscription Agreement, they would enter into an Amended and Restated Investor Rights Agreement (the “A&R Investor Rights Agreement”). A copy of the form of A&R Investor Rights Agreement is filed with this Schedule 13D as Exhibit F and is incorporated herein by reference. Under the A&R Investor Rights Agreement, RTCI would retain its right (but not the obligation) to acquire additional securities in the Company so as to maintain its proportional equity interest in the Company.

The A&R Investor Rights Agreement also extends for 18 months from the closing of the acquisition of Shares under the Subscription Agreement (the “Extended Investor Rights Period”), RTCI’s rights to: (a) appoint a non-voting observer to the Company’s board of directors, (b) appoint a member to the Company’s technical and sustainability committee, (c) appoint member to the board of directors of the Company if RTCI’s ownership in the Company were to increase to more than 12.5%; (d) participate in a secondment program with the Company; (e) receive quarterly reports and access the Company’s books and records; and (f) receive draft press releases describing study results.

Under the A&R Investor Rights Agreement, RTCI will also be entitled to customary registration rights to facilitate a public offering or distribution of Shares if it were to choose to sell its Shares, and RTCI will also be subject to customary standstill arrangements, as set out in the A&R Investor Rights Agreement, during the Extended Investor Rights Period.

CUSIP No.: 95805V108	SCHEDULE 13D	Page 5 of 8 pages

The foregoing descriptions of the Subscription Agreement and the A&R Investor Rights Agreement do not purport to be complete and are qualified in their entirety by reference to Exhibits E and F, which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Items 3 and 4 of this Schedule 13D/A are incorporated by reference in its entirety into this Item 5. The transactions in the class of securities reported on in this Schedule 13D that were effected during the past 60 days by or on behalf of the reporting persons are described in Item 3 and incorporated herein by reference. Other than those transactions, there were no other such transactions by the reporting persons that were effected during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following information:

The information set forth in Items 3 and 4 of this Schedule 13D/A is incorporated by reference in its entity into this Item 6.

CUSIP No.: 95805V108	SCHEDULE 13D	Page 6 of 8 pages

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto Canada Inc., dated November 23, 2022.*

B	Subscription Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc. dated May 14, 2021.*

C	Investor Rights Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc. dated May 28, 2021.*

D	Extension letter dated November 22, 2022 from Rio Tinto Canada Inc. to Western Copper and Gold Corporation.*

E	Subscription Agreement, dated November 27, 2023 between Western Copper and Gold Corporation and Rio Tinto Canada Inc.

F	Form of Amended and Restated Investor Rights Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc.

*	Previously filed.

CUSIP No.: 95805V108	SCHEDULE 13D	Page 7 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2023

RIO TINTO PLC

By:	/s/ Andy Hodges
Name: Andy Hodges
Title: Company Secretary

RIO TINTO CANADA INC.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Director

CUSIP No.: 95805V108	SCHEDULE 13D	Page 8 of 8 pages

EXHIBIT INDEX

Exhibit Number	Description

A	Joint Filing Agreement between Rio Tinto plc and Rio Tinto Canada Inc., dated November 23, 2022.*

B	Subscription Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc. dated May 14, 2021.*

C	Investor Rights Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc. dated May 28, 2021.*

D	Extension letter dated November 22, 2022 from Rio Tinto Canada Inc. to Western Copper and Gold Corporation.*

E	Subscription Agreement, dated November 27, 2023 between Western Copper and Gold Corporation and Rio Tinto Canada Inc.

F	Form of Amended and Restated Investor Rights Agreement between Western Copper and Gold Corporation and Rio Tinto Canada Inc.

*	Previously filed.